Additional information for Schedule B text fields (missing from Edgar form) for Questions 13B, 14 & 15.

Schedule B Section II; (ties to Q13B)				
Firm or Organization Name	ICE CLEAR CREDIT LLC	ICE CLEAR EUROPE LIMITED	UBS Securities LLC	UBS Europe SE
the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B);	Clearing credit default swaps	Clearing credit default swaps	Affiliate of applicant that employs SBS Associated Persons executing SBS on behalf of the applicant	Affiliate of applicant that employs SBS Associated Persons executing SBS on behalf of the applicant

Schedule B Section II; (ties to Q15)	
Firm or Organization Name	UBS Group AG
the nature of the financing arrangement (ITEM 15);	Applicant relies upon a combination of depositor funds, equity financing provided by its parent company, UBS Group AG, public offerings of securities made pursuant to the Securities Act of 1933 or in exempted overseas offerings, and credit extended in the ordinary course of business by banks and others to finance its business

Schedule B Section II; (ties to Q14)	
Individual Name	UBS Group AG
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.	UBS AG is part of the group of companies controlled by the group parent company UBS Group AG.